SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 27, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures: One Nokia stock exchange release dated November 27, 2018:

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE November 27, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 27, 2018 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Chowdhary, Ashish

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181127132807_2

Transaction date: 2018-11-23

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 618 Unit price: 4.85 EUR

(2): Volume: 1,809 Unit price: 4.85 EUR

(3): Volume: 9 Unit price: 4.85 EUR

(4): Volume: 185 Unit price: 4.849 EUR

(5): Volume: 1,149 Unit price: 4.848 EUR

(6): Volume: 2,500 Unit price: 4.846 EUR

(7): Volume: 633 Unit price: 4.846 EUR

(8): Volume: 91 Unit price: 4.856 EUR

(9): Volume: 669 Unit price: 4.856 EUR

(10): Volume: 450 Unit price: 4.855 EUR

(11): Volume: 800 Unit price: 4.855 EUR

(12): Volume: 2,146 Unit price: 4.855 EUR

(13): Volume: 550 Unit price: 4.855 EUR

(14): Volume: 10,157 Unit price: 4.87 EUR

Aggregated transactions

(14): Volume: 21,766 Volume weighted average price: 4.85976 EUR

Transaction date: 2018-11-23

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 626 Unit price: 4.848 EUR

(2): Volume: 1,250 Unit price: 4.847 EUR

(3): Volume: 647 Unit price: 4.847 EUR

(4): Volume: 504 Unit price: 4.845 EUR

(5): Volume: 155 Unit price: 4.856 EUR

(6): Volume: 1,000 Unit price: 4.856 EUR

(7): Volume: 1,000 Unit price: 4.855 EUR

(8): Volume: 889 Unit price: 4.855 EUR

(9): Volume: 490 Unit price: 4.87 EUR

(10): Volume: 4,194 Unit price: 4.87 EUR

Aggregated transactions

(10): Volume: 10,755 Volume weighted average price: 4.85935 EUR

Transaction date: 2018-11-23

Venue: AQXE

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 3,370 Unit price: 4.847 EUR

(2): Volume: 3,700 Unit price: 4.845 EUR

(3): Volume: 5,000 Unit price: 4.856 EUR

(4): Volume: 2,500 Unit price: 4.855 EUR

Aggregated transactions

(4): Volume: 14,570 Volume weighted average price: 4.85095 EUR

Transaction date: 2018-11-23

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 500 Unit price: 4.856 EUR

(2): Volume: 1,250 Unit price: 4.855 EUR

(3): Volume: 1,159 Unit price: 4.87 EUR

Aggregated transactions

(3): Volume: 2,909 Volume weighted average price: 4.86115 EUR

Transaction date: 2018-11-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 2,000 Unit price: 4.9 EUR

(2): Volume: 1,121 Unit price: 4.9 EUR

(3): Volume: 2,000 Unit price: 4.9 EUR

(4): Volume: 14 Unit price: 4.9 EUR

(5): Volume: 2,500 Unit price: 4.9 EUR

(6): Volume: 2,054 Unit price: 4.9 EUR

(7): Volume: 886 Unit price: 4.9 EUR

(8): Volume: 2,858 Unit price: 4.9 EUR

(9): Volume: 10,370 Unit price: 4.898 EUR

(10): Volume: 690 Unit price: 4.89 EUR

(11): Volume: 3,082 Unit price: 4.89 EUR

(12): Volume: 5,614 Unit price: 4.9 EUR

(13): Volume: 2,744 Unit price: 4.9 EUR

(14): Volume: 582 Unit price: 4.9 EUR

Aggregated transactions

(14): Volume: 36,515 Volume weighted average price: 4.8984 EUR

Transaction date: 2018-11-26

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 4,092 Unit price: 4.9 EUR

(2): Volume: 608 Unit price: 4.9 EUR

(3): Volume: 1,283 Unit price: 4.9 EUR

(4): Volume: 1,100 Unit price: 4.898 EUR

(5): Volume: 4,271 Unit price: 4.898 EUR

(6): Volume: 2,093 Unit price: 4.89 EUR

(7): Volume: 1,490 Unit price: 4.89 EUR

(8): Volume: 261 Unit price: 4.89 EUR

(9): Volume: 653 Unit price: 4.889 EUR

(10): Volume: 2,324 Unit price: 4.9 EUR

(11): Volume: 766 Unit price: 4.9 EUR

(12): Volume: 88 Unit price: 4.9 EUR

(13): Volume: 648 Unit price: 4.9 EUR

(14): Volume: 1,052 Unit price: 4.9 EUR

Aggregated transactions

(14): Volume: 20,729 Volume weighted average price: 4.89728 EUR

Transaction date: 2018-11-26

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 422 Unit price: 4.9 EUR

(2): Volume: 1,679 Unit price: 4.898 EUR

(3): Volume: 461 Unit price: 4.89 EUR

(4): Volume: 410 Unit price: 4.89 EUR

(5): Volume: 1,250 Unit price: 4.889 EUR

(6): Volume: 410 Unit price: 4.889 EUR

(7): Volume: 1,200 Unit price: 4.889 EUR

(8): Volume: 963 Unit price: 4.9 EUR

(9): Volume: 550 Unit price: 4.9 EUR

(10): Volume: 388 Unit price: 4.9 EUR

Aggregated transactions

(10): Volume: 7,733 Volume weighted average price: 4.89437 EUR

Transaction date: 2018-11-26

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 162 Unit price: 4.9 EUR

(2): Volume: 580 Unit price: 4.898 EUR

(3): Volume: 333 Unit price: 4.9 EUR

Aggregated transactions

(3): Volume: 1,075 Volume weighted average price: 4.89892 EUR

Transaction date: 2018-11-27

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 448 Unit price: 4.902 EUR

Aggregated transactions

(1): Volume: 448 Volume weighted average price: 4.902 EUR

Transaction date: 2018-11-27

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 1,500 Unit price: 4.902 EUR

Aggregated transactions

(1): Volume: 1,500 Volume weighted average price: 4.902 EUR

Transaction date: 2018-11-27

Venue: AQXE

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 5,000 Unit price: 4.902 EUR

Aggregated transactions

(1): Volume: 5,000 Volume weighted average price: 4.902 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2018		Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal